Exhibit 99.2

Lithium Americas CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2020 (Expressed in US Dollars)

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Lithium Americas Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Lithium Americas Corp. and its subsidiaries (together, the Company) as of December 31, 2020 and 2019, and the related consolidated statements of comprehensive income/(loss), changes in equity and cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/PricewaterhouseCoopers LLP

Chartered Professional Accountants

Vancouver, Canada

March 1, 2021

We have served as the Company's auditor since 2015.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers Place, 250 Howe Street, Suite 1400, Vancouver, British Columbia, Canada V6C 3S7

T: +1 604 806 7000, F: +1 604 806 7806

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

LITHIUM AMERICAS CORP.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in thousands of US dollars)

		December 31,	December 31,
	Note	2020	2019
		$	$
CURRENT ASSETS
Cash and cash equivalents¹	4	148,070	83,614
Receivables, prepaids and deposits		1,250	2,595
Deferred financing costs		1,094	1,190
Inventories		-	1,236
		150,414	88,635
Assets held for sale		3,926	4,279
		154,340	92,914

NON-CURRENT ASSETS
Restricted cash		150	150
Loans to Exar Capital	5	34,562	37,959
Investment in Cauchari-Olaroz project	5	131,394	-
Property, plant and equipment	6	1,935	158,924
Exploration and evaluation assets	7	4,342	3,852
		172,383	200,885
TOTAL ASSETS		326,723	293,799

CURRENT LIABILITIES
Accounts payable and accrued liabilities		5,204	11,879
Current portion of long-term liabilities	8	3,550	3,111
		8,754	14,990
LONG-TERM LIABILITIES
Credit and loan facilities	8	121,221	83,043
Company’s share of Exar Capital borrowings	8	-	28,845
Decommissioning provision		326	633
Foreign withholding tax liability		-	1,445
Other liabilities	8	5,719	5,222
		127,266	119,188
TOTAL LIABILITIES		136,020	134,178

SHAREHOLDERS’ EQUITY
Share capital		307,152	200,913
Contributed surplus		27,204	28,404
Accumulated other comprehensive loss		(3,487)	(3,867)
Deficit		(140,166)	(65,829)
TOTAL SHAREHOLDERS’ EQUITY		190,703	159,621
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		326,723	293,799

1 Cash and cash equivalents as at December 31, 2019 include the Company’s $52,495 share of Minera Exar and Exar Capital’s cash and cash equivalents of $104,989 (Note 4).

Subsequent events (Note 19)

Approved for issuance on March 1, 2021

On behalf of the Board of Directors:

“Fabiana Chubbs”	“George Ireland”
Director	Director

2

LITHIUM AMERICAS CORP.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

		Years ended December 31,
	Note	2020	2019
		$	$
EXPENSES
Exploration expenditures	12	(17,726)	(8,525)
General and administrative	11	(7,713)	(6,692)
Equity compensation	9	(6,626)	(4,119)
Share of income of Cauchari-Olaroz project	5	1,451	3,648
		(30,614)	(15,688)
OTHER ITEMS
Gain on Cauchari-Olaroz transactions	5	288	74,492
Transaction costs		(1,233)	(1,102)
Foreign exchange loss		(270)	(326)
Finance costs		(3,642)	(2,928)
Finance and other income		1,469	855
		(3,388)	70,991
NET (LOSS)/INCOME BEFORE TAX		(34,002)	55,303
Tax expense	15	(1,219)	(1,445)
NET (LOSS)/INCOME BEFORE DISCONTINUED OPERATIONS		(35,221)	53,858

LOSS FROM DISCONTINUED OPERATIONS	18	(1,013)	(2,193)

NET (LOSS) /INCOME		(36,234)	51,665

OTHER COMPREHENSIVE (LOSS)/INCOME
ITEMS THAT MAY BE RECLASSIFIED SUBSEQUENTLY TO NET (LOSS)/INCOME
Unrealized income on translation to reporting currency		380	426

TOTAL COMPREHENSIVE (LOSS)/INCOME		(35,854)	52,091
BASIC AND DILUTED (LOSS)/INCOME PER SHARE FROM CONTINUING OPERATIONS
(Loss)/income per share – basic		(0.38)	0.60
(Loss)/income per share – diluted		(0.38)	0.59
BASIC AND DILUTED (LOSS)/INCOME PER SHARE
(Loss)/income per share – basic		(0.39)	0.58
(Loss)/income per share – diluted		(0.39)	0.56
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING- BASIC		91,831	89,138
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING- DILUTED		91,831	91,750

3

LITHIUM AMERICAS CORP.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Expressed in thousands of US dollars and shares in thousands)

	Share capital
	Number	Amount	Contributed surplus	Accumulated other comprehensive income/(loss)	Deficit	Shareholders’ equity
	of Shares	$	$	$	$	$
Authorized share capital: Unlimited common shares without par value
Balance, December 31, 2018	88,728	197,991	26,172	(4,293)	(137,588)	82,282
Shares issued on conversion of RSUs and exercise of stock options	1,115	2,922	(2,354)	-	-	568
Equity compensation (Note 9)	-	-	4,128	-	-	4,128
DSUs issued in lieu of directors’ fees	-	-	458	-	-	458
Credit to equity as a result of the Project Investment (Note 5)	-	-	-	-	20,094	20,094
Net income	-	-	-	-	51,665	51,665
Other comprehensive income	-	-	-	426	-	426
Balance, December 31, 2019	89,843	200,913	28,404	(3,867)	(65,829)	159,621
Shares issued on conversion of RSUs, DSUs and exercise of stock options	1,993	9,463	(6,636)	-	-	2,827
Shares issued pursuant to the ATM program	9,267	100,000				100,000
Shares issuance costs		(3,224)				(3,224)
Equity compensation (Note 9)	-	-	4,968	-	-	4,968
DSUs issued in lieu of directors’ fees	-	-	468	-	-	468
Debit to equity as a result of the 2020 Cauchari Transaction (Note 5)					(38,103)	(38,103)
Net loss	-	-	-	-	(36,234)	(36,234)
Other comprehensive income	-	-	-	380	-	380
Balance, December 31, 2020	101,103	307,152	27,204	(3,487)	(140,166)	190,703

4

LITHIUM AMERICAS CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of US dollars)

	Years ended December 31,
	2020	2019
	$	$
OPERATING ACTIVITIES
Net (loss)/income	(36,234)	51,665
Items not affecting cash and other items:
Equity compensation	6,626	4,128
Depreciation	687	1,062
Foreign exchange loss	270	326
Share of income of Cauchari-Olaroz project	(1,451)	(3,648)
Gain on Cauchari-Olaroz transactions	(288)	(74,492)
Other items	579	744
Payment of interest capitalized in property, plant and equipment	(6,276)	-
Changes in non-cash working capital items:
Decrease in receivables, prepaids and deposits	134	2,011
Decrease in inventories	1,072	343
Increase in accounts payable and accrued liabilities	4,000	214
Net cash used in operating activities	(30,881)	(17,647)
INVESTING ACTIVITIES
Loans to Exar Capital (Note 5)	(14,700)	(66,250)
Repayment of loans as part of transactions (Note 5)	40,000	8,778
Contribution to Investment in Cauchari-Olaroz project	(695)	(1,019)
Cash (disposed)/acquired as a result of transactions	(5,432)	79,984
Additions to exploration and evaluation assets	(490)	(560)
Additions to property, plant and equipment	(61,280)	(29,290)
Net cash used in investing activities	(42,597)	(8,357)
FINANCING ACTIVITIES
Proceeds from stock option exercises	2,827	568
Proceeds from the ATM program	100,000	-
ATM program issuance costs	(3,224)	-
Drawdowns from the credit facilities (Note 8)	36,708	66,250
Finance lease repayments	(342)	(269)
Repayment of long-term borrowings	(145)	(135)
Other (Note 8)	2,000	1,500
Net cash provided by financing activities	137,824	67,914
EFFECT OF FOREIGN EXCHANGE ON CASH	110	100
CHANGE IN CASH AND CASH EQUIVALENTS	64,456	42,010
CASH AND CASH EQUIVALENTS – BEGINNING OF THE YEAR	83,614	41,604
CASH AND CASH EQUIVALENTS – END OF THE YEAR	148,070	83,614

Supplemental disclosure with respect to cash flows (Note 14).

5

LITHIUM AMERICAS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2020

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

1.	NATURE OF OPERATIONS

Lithium Americas Corp. (“Lithium Americas” or the “Company”) is a Canadian-based resource company focused on the advancement of two significant lithium projects: the Cauchari-Olaroz project (“Cauchari-Olaroz”), located in Jujuy Province of Argentina, and the Thacker Pass project (“Thacker Pass”), located in north-western Nevada, USA.  Cauchari-Olaroz is a lithium brine project and is owned by a legal entity in Argentina, Minera Exar S.A. (“Minera Exar”). Minera Exar is owned by the Company (49%) and Ganfeng Lithium Co. Ltd. (“Ganfeng”) (51%). Thacker Pass is a sedimentary-based lithium property located in the McDermitt Caldera in Humboldt County, Nevada, and is 100% owned by the Company’s wholly owned subsidiary, Lithium Nevada Corp. (“Lithium Nevada”).

The Company’s common shares are listed on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “LAC”.

The Company’s head office and principal address is Suite 300, 900 West Hastings Street, Vancouver, British Columbia, Canada, V6C 1E5.

To date, the Company has not generated significant revenues from operations and has relied on equity and other financings to fund operations. The underlying values of exploration and evaluation assets, property, plant and equipment and the investment in Cauchari-Olaroz project are dependent on the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, and the ability of the Company to obtain the necessary financing to complete permitting and development, and to attain future profitable operations.

2.	BASIS OF PREPARATION AND PRESENTATION

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and were approved for issuance by the Board of Directors on March 1, 2021.

These consolidated financial statements are presented in US dollars, the Company’s presentation currency, and have been prepared on a historical cost basis. The accounting policies set out in Note 3 have been applied consistently to all years presented in these consolidated financial statements, unless otherwise stated.

6

LITHIUM AMERICAS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2020

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

3.	SIGNIFICANT ACCOUNTING POLICIES

Significant areas where judgment is applied, apart from those involving estimations, are:

COVID-19 Uncertainty

In March 2020, the World Health Organization declared a global pandemic related to COVID-19. Many countries, including Canada, the United States and Argentina, where the Company operates, announced mandatory emergency measures and restrictions on businesses and individuals to mitigate the spread of the virus. The outbreak and the related mitigation measures have had and will continue to have an adverse impact on global economic conditions as well as on the Company’s activities.

On March 20, 2020, following the Presidential decree for mandatory social isolation in Argentina, construction of the Cauchari-Olaroz lithium project was temporarily suspended. Engineering, procurement and manufacturing of equipment, and other offsite activities continued.

In April 2020, after the mandatory quarantine, Minera Exar implemented COVID-19 health and safety protocols, approved by Jujuy Province, at site and at the Jujuy office. Following this, limited construction activities resumed in mid-April 2020.

By the end of Q2 2020, the number of positive COVID-19 cases in the Province of Jujuy had increased. In early July, the Company announced a second temporary suspension of construction activities at the Cauchari-Olaroz project site as a health and safety measure in response to workers testing positive for COVID-19. Again, engineering, procurement and manufacturing of equipment, and other offsite activities, continued. In September 2020 construction activities at the Cauchari-Olaroz Project resumed with enhanced COVID-19 protocols in effect.

During the two temporary suspension periods, onsite construction activities were stopped and certain costs, primarily associated with idled labor, were expensed. Such costs were $1,893 for the project during the year ended December 31, 2020 and the Company’s share of such costs was $947. As significant offsite activities continued during the onsite construction suspension periods, interest costs continued to be capitalized.

Joint Arrangements

If a company is a party to an arrangement over which it does not have sole control, judgment is required in determining whether joint control over this arrangement exists and, if so, which parties have joint control and whether an arrangement is a joint venture or joint operation. In assessing whether joint control exists, the Company analyzes the activities of each arrangement and determines which activities most significantly affect the returns of the arrangement over its life. These activities are determined to be the relevant activities of the arrangement. If unanimous consent is required over the decisions about the relevant activities, the parties whose consent is required would have joint control over the arrangement. The judgments around which activities are considered the relevant activities of the arrangement are subject to analysis by each of the parties to the arrangement and may be interpreted differently.

7

LITHIUM AMERICAS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2020

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

When performing this assessment, the Company generally considers decisions about activities such as managing the asset while it is being designed, developed and constructed, during its operating life and during the closure period.

The Company may also consider other activities including the approval of budgets, expansion and disposition of assets, financing, significant operating and capital expenditures, appointment of key management personnel, representation on the board of directors and other items. When circumstances or contractual terms change, the Company reassesses the control group and the relevant activities of the arrangement.

If a company has joint control over the arrangement, an assessment of whether the arrangement is a joint venture or joint operation is required. This assessment is based on whether a company has rights to the assets and obligations for the liabilities relating to the arrangement or whether a company has rights to the net assets of the arrangement. In making this determination, the Company reviews the legal form of the arrangement, the terms of the contractual arrangement and other facts and circumstances. In a situation where the legal form and the terms of the contractual arrangement do not give the Company rights to the assets and obligations for the liabilities, an assessment of other facts and circumstances is required, including whether the activities of the arrangement are primarily designed for the provision of output to the parties and whether the parties are substantially the only source of cash flows contributing to the arrangement. The consideration of other facts and circumstances may result in the conclusion that a joint arrangement is a joint operation. This conclusion requires judgment and is specific to each arrangement.

On closing of the 2019 Project Investment (as defined in Note 5) on August 16, 2019, Lithium Americas and Ganfeng implemented certain amendments to the Shareholders Agreement governing the Cauchari-Olaroz joint arrangement, including the provision of equal representation on the Minera Exar board of directors and the Management Committee governing the project and an obligation to purchase all of the output of Minera Exar at market price.

An analysis of the facts and circumstances led the Company to conclude that upon closing of the 2019 Project Investment, Minera Exar and Exar Capital B.V. were a joint operation (“Joint Operation”) for the purposes of the Company’s consolidated financial statements. The other facts and circumstances considered include the provision of output to the parties of the joint arrangement, agreement by the Company and Ganfeng to fund the construction of the project, jointly control the project’s budget, be the sole source of funding for Minera Exar, and distribute the project’s free cash flow (as defined in the Shareholders’ Agreement) upon commencement of commercial production. For Minera Exar, the Company and Ganfeng will take their share of the output from the assets directly over the life of the arrangement. Exar Capital B.V. is subject to the same constraints and controls as Minera Exar.

Upon closing of the 2020 Cauchari Transaction (as defined in Note 5) on August 27, 2020, Ganfeng became the controlling shareholder of Minera Exar and Exar Capital (as defined in Note 5) while Lithium Americas received fulsome minority shareholder protection rights. The Company retains a 49% interest and significant influence over Minera Exar and Exar Capital; as a result, the Company concluded that the current arrangement constitutes an investment in an associate for each of Minera Exar and Exar Capital. As such, the Company is accounting for such investments using the equity accounting method from the date of closing of the 2020 Cauchari Transaction.

8

LITHIUM AMERICAS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2020

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment of exploration and evaluation assets

The application of the Company’s accounting policy for impairment of exploration and evaluation assets requires judgment to determine whether indicators of impairment exist including information such as, the period for which the Company has the right to explore including expected renewals, whether substantive expenditures on further exploration and evaluation of resource properties are budgeted and evaluation of the results of exploration and evaluation activities up to the reporting date. Management has performed an impairment indicator assessment on the Company’s exploration and evaluation assets and has concluded that no impairment indicators exist as of December 31, 2020.

Impairment of investments in associates

The application of the Company’s accounting policy for the impairment assessment of its investments in associates requires judgment to determine whether objective evidence of impairment exists. An impairment review includes consideration of both external and internal sources of information, including factors such as market and economic conditions, taxation, prices and forecasts, capital expenditure requirements, future operating costs and production volumes. Management has performed an assessment and concluded that no  objective evidence of impairment exists as of December 31, 2020.

Principles of Consolidation

These consolidated financial statements include the accounts of Lithium Americas Corp. and its wholly-owned US subsidiaries Lithium Nevada Corp., KV Project LLC, and RheoMinerals Inc., and Canadian wholly-owned subsidiary 2265866 Ontario Inc. All intercompany transactions and balances have been eliminated.

Subsidiaries are all entities over which the Company has control. The Company controls an entity when the group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are deconsolidated from the date that control ceases. Intercompany transactions, balances and unrealized gains on transactions between group companies are eliminated. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Company.

Joint Arrangements and Investments in Associates

A joint arrangement is defined as one over which two or more parties have joint control, which is the contractually agreed sharing of control over an arrangement. This exists only when the decisions about the relevant activities (being those that significantly affect the returns of the arrangement) require the unanimous consent of the parties sharing control. There are two types of joint arrangements: joint operations and joint ventures.

A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets and are the only source of funding the liabilities relating to the arrangement. The Company recognizes its share of any assets, liabilities, revenues and expenses of a joint operation.

9

LITHIUM AMERICAS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2020

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint venture. Investments in joint ventures are accounted for using the equity method.

Investments in Associates

Associates are all entities over which the group has significant influence but not control or joint control. This is generally the case where the group holds between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting.

On acquisition, an equity method investment is initially recognized at cost. The carrying amount of equity method investments includes goodwill identified on acquisition, net of any accumulated impairment losses. The carrying amount is adjusted by the Company’s share of post-acquisition net income or loss; depreciation, amortization or impairment of the fair value adjustments made on the underlying balance sheet at the date of acquisition; dividends; cash contributions; and the Company’s share of post-acquisition movements in Other Comprehensive Income (“OCI”).

At each reporting date, we consider whether there is objective evidence of impairment of the investments in associates. If such evidence exists, we determine the amount of impairment to record, if any, by reference to the recoverable amount of the investment determined in accordance with IAS 36, Impairment of Assets as described in the Company’s accounting policy for impairment of property, plant and equipment.

Foreign Currency Translation

Functional and Presentation Currency

Items included in the financial statements of each of the entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The consolidated financial statements are presented in US dollars. The functional currency of all subsidiaries is the US dollar, while the functional currency of the parent entity, Lithium Americas Corp., is the Canadian dollar. The functional currency of the Company’s associates Minera Exar S.A., and Exar capital B.V. is the US dollar.

Transactions and Balances

Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at year end exchange rates are generally recognized in profit or loss. They are deferred in equity if they are attributable to part of the net investment in a foreign operation. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction.

Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss.

For example, translation differences on non-monetary assets and liabilities such as equities held at fair value through profit or loss are recognized in profit or loss as part of the fair value gain or loss and translation differences on non-monetary assets such as equities classified as available-for-sale financial assets are recognized in other comprehensive income.

10

LITHIUM AMERICAS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2020

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Parent and Subsidiary Companies

The results and financial position of foreign operations that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	assets and liabilities for each reporting date are translated at the closing rate at that reporting date;
•

income and expenses are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions), and

•	all resulting exchange differences are recognized in other comprehensive loss.

The Company recognizes its share of the exchange differences on its investments in associates and joint ventures which result from translation of the results and financial position of its foreign associates and joint ventures from the functional currency to the presentation currency.

When the settlement of a monetary item receivable from or payable to a foreign operation is neither planned nor likely in the foreseeable future, foreign exchange gains and losses arising from the item are considered to form part of the net investment in a foreign operation and are recognized in other comprehensive income.

When an entity disposes of its entire interest in a foreign operation, or loses control, joint control, or significant influence over a foreign operation, the foreign currency gains or losses accumulated in other comprehensive income related to the foreign operation are recognized in profit or loss. If an entity disposes of part of an ownership interest in a foreign operation which remains a subsidiary, a proportionate amount of foreign currency gains or losses accumulated in other comprehensive income related to the subsidiary is reallocated between controlling and non-controlling interests. Ownership interest is treated solely as a percentage ownership in a subsidiary or a joint venture.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash held with banks and highly liquid short-term investments which can be withdrawn at any time and are subject to an insignificant risk of changes in value.

Exploration and Evaluation Assets

Exploration expenditures excluding acquisition costs and claim maintenance costs are expensed until the establishment of technical feasibility and commercial viability based on a combination of the following factors:

•	The extent to which mineral reserves or mineral resources as defined in National Instrument 43-101 (“NI 43-101”) have been identified through a feasibility study or similar document;
•	Whether exploration expenditures relate to a greenfield project or were performed within the geologic formation of an existing brownfield mining project; and
•	The status of mining leases, environmental and mining permits.

11

LITHIUM AMERICAS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2020

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Costs incurred relating to the acquisition and claim maintenance of mineral properties, including option payments and annual fees to maintain the property in good standing, are capitalized and deferred by property until the project to which they relate is sold, abandoned, impaired or placed into production. After recognition, the Company uses the cost model for exploration and evaluation assets.

The Company assesses its exploration and evaluation assets for indications of impairment on each balance sheet date and when events and circumstances indicate a risk of impairment.  A property is written down or written off when the Company determines that an impairment of value has occurred or when exploration results indicate that no further work is warranted. Exploration and evaluation assets are tested for impairment immediately prior to reclassification to mineral property development costs.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company’s title.  Such properties may be subject to prior agreements or transfers, or title may be affected by undetected defects.

Property, Plant and Equipment

On initial recognition, property, plant and equipment are valued at cost. Cost includes the purchase price and directly attributable cost of acquisition or construction required to bring the asset to the location and condition necessary to be capable of operating in the manner intended by the Company, including appropriate borrowing costs and foreign exchange losses or gains on borrowings and related cash used to construct qualifying assets as defined under IFRS. Capitalization of costs incurred ceases when the asset is capable of operating in the manner intended by management. The Company applies judgment in its assessment of when the asset is capable of operating in the manner intended by management.

Property, plant and equipment are subsequently measured at cost less accumulated depreciation, less any accumulated impairment losses, with the exception of land which is not depreciated.  When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items or major components.

Property, plant and equipment that are currently in use are depreciated as follows:

•	Process testing facility equipment included in “Equipment and machinery” – straight-line basis over the estimated useful life of 10 years;
•	Right-of-use assets included in “Other” – is depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis; and
•	Office equipment included in “Other” – declining balance method at 20% annual rate.

The assets’ residual values, useful lives and depreciation methods are reviewed and adjusted, if appropriate, at each financial year-end.  The gain or loss arising on the disposal of an item of property, plant and equipment is determined as the difference between the sale proceeds and the carrying amount of the asset and is recognized in profit and loss.

12

LITHIUM AMERICAS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2020

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment of Property, Plant and Equipment

Property, plant and equipment are assessed for impairment indicators at each reporting date or when an impairment indicator arises if not at a reporting date. Impairment indicators are evaluated and, if considered necessary, an impairment assessment is carried out.  If an impairment loss is identified, it is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount.  The recoverable amount is the higher of an asset’s fair value less cost of disposal and value in use.

Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.  For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units).  These are typically individual mines, plants or development projects.

Where the factors which resulted in an impairment loss subsequently reverse, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but to an amount that does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years.  A reversal of an impairment loss is recognized immediately in profit or loss.

Non-current assets (or disposal groups) held for sale and discontinued operations

Non-current assets (or disposal groups) are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use and a sale is considered highly probable. They are measured at the lower of their carrying amount and fair value less costs to sell, except for assets such as deferred tax assets, assets arising from employee benefits, financial assets and investment property that are carried at fair value and contractual rights under insurance contracts, which are specifically exempt from this requirement.

An impairment loss is recognised for any initial or subsequent write-down of the asset (or disposal group) to fair value less costs to sell. A gain is recognised for any subsequent increases in fair value less costs to sell of an asset (or disposal group), but not in excess of any cumulative impairment loss previously recognised. A gain or loss not previously recognised by the date of the sale of the non-current asset (or disposal group) is recognised at the date of derecognition.

Non-current assets (including those that are part of a disposal group) are not depreciated or amortised while they are classified as held for sale. Interest and other expenses attributable to the liabilities of a disposal group classified as held for sale continue to be recognised.

Non-current assets classified as held for sale and the assets of a disposal group classified as held for sale are presented separately from the other assets in the balance sheet. The liabilities of a disposal group classified as held for sale are presented separately from other liabilities in the balance sheet.

13

LITHIUM AMERICAS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2020

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

A discontinued operation is a component of the entity that has been disposed of or is classified as held for sale and that represents a separate major line of business or geographical area of operations, is part of a single coordinated plan to dispose of such a line of business or area of operations, or is a subsidiary acquired exclusively with a view to resale. The results of discontinued operations are presented separately in the statement of profit or loss.

Leases

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company assesses whether the contract involves the use of an identified asset, whether the Company has the right to obtain substantially all of the economic benefits from use of the asset during the term of the arrangement and if the Company has the right to direct the use of the asset. At inception or on reassessment of a contract that contains one or more lease components, the Company allocates the consideration in the contract to each lease component on the basis of their relative standalone prices.

The Company leases offices, buildings, equipment and cars. Lease contracts are typically made for fixed periods of 3 to 5 years. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions.

Leases are recognized as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the Company. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

The right-of-use asset is depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

•	fixed payments (including in-substance fixed payments), less any lease incentives receivable;
•	variable lease payment that are based on an index or a rate;
•	amounts expected to be payable by the lessee under residual value guarantees;
•	the exercise price of a purchase option if the lessee is reasonably certain to exercise that option; and
•	payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option.

The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be determined, the lessee’s incremental borrowing rate is used, being the rate that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions.

14

LITHIUM AMERICAS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2020

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Right-of-use assets are measured at cost comprising the following:

•	the amount of the initial measurement of lease liability;
•	any lease payments made on or before the commencement date less any lease incentives received;
•	any initial direct costs; and
•	restoration costs.

Payments associated with short-term leases and leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less.

Financial Instruments

Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument.

On initial recognition, financial assets and liabilities are classified as and measured at: amortized cost, fair value through profit or loss (“FVTPL”) or fair value through OCI according to their contractual cash flow characteristics and the business models under which they are held.

Financial assets are measured at amortized cost if they are held for the collection of contractual cash flows where those cash flows solely represent payments of principal and interest. The Company’s intent is to hold these financial assets in order to collect contractual cash flows and the contractual terms give rise to cash flows on specified dates that are solely payments of principal and interest on the principal amount outstanding. All of the Company’s financial assets fall under this category.

Financial liabilities are measured at amortized cost unless they are required to be measured at FVTPL.

Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

Impairment of financial assets.

The Company assesses on a forward-looking basis the expected credit losses associated with its financial assets carried at amortized cost and at fair value through OCI. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

Borrowing Costs

Borrowing costs directly attributable to the acquisition, construction or production of assets requiring a substantial period of time to get ready for their intended use or sale are capitalized as part of the cost of that asset. Capitalization of borrowing costs begins when there are borrowings and activities commence to prepare an asset for its intended use. Capitalization of borrowing costs ends when substantially all activities necessary to prepare a qualifying asset for its intended use are complete. When proceeds of project specific borrowings are invested on a temporary basis, borrowing costs are capitalized net of any investment income. Capitalization of borrowing is suspended during an extended period in which active development is interrupted.

15

LITHIUM AMERICAS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2020

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Provisions

Provisions are recognized when the Company has a present obligation, legal or constructive, as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.  Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

Close down and restoration costs include dismantling and demolition of infrastructure and the removal of residual materials and remediation of disturbed areas.  Estimated close down and restoration costs are provided for in the accounting period when the obligation arising from the related disturbance occurs, based on the net present value of estimated future costs.  The cost estimates are updated during the life of the operation to reflect known development, such as revisions to cost estimates and to the estimated lives of the operations, and are subject to formal reviews at regular intervals.  The initial closure provision together with changes resulting from changes in estimated cash flows or discount rates are capitalized within capital assets.  These costs are then depreciated over the lives of the asset to which they relate, typically using the units of production method.  The amortization or unwinding of the discount applied in establishing the net present value of provisions is charged to the statement of comprehensive (loss)/income as a financing cost.  Provision is made for the estimated present value of the costs of environmental cleanup obligations outstanding at the statement of financial position date.

Income Taxes

Income tax expense comprises current and deferred tax.  Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity.  Current tax expense is the expected tax payable on taxable income for the year, using tax rates enacted or substantively enacted at period-end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is recorded using the liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.  Temporary differences are not provided for the initial recognition of assets or liabilities that affect neither accounting or taxable loss, unless arising in a business combination, nor differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future.  The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the statement of financial position date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.  To the extent that the Company does not consider it probable that a deferred tax asset will be recovered, the deferred tax asset is not recorded.

Share Capital

Common shares are classified as equity. Incremental costs directly attributable to the issuance of shares are recognized as a deduction from equity.

16

LITHIUM AMERICAS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2020

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Earnings/(Loss) per Share

Basic earnings/(loss) per share is computed by dividing the net earnings or loss attributable to shareholders of the Company by the weighted average number of common shares outstanding during the reporting period.

The diluted earnings/loss per share calculation is based on the weighted average number of common shares outstanding during the period, plus the effects of dilutive common share equivalents. This method requires that the dilutive effect of outstanding options and warrants issued should be calculated using the treasury stock method. This method assumes that all common share equivalents have been exercised at the beginning of the period (or at the time of issuance, if later), and that the funds obtained thereby were used to purchase common shares of the Company at the average trading price of the common shares during the period, but only if dilutive.

Equity-Based Compensation

The Company’s equity incentive plan allows the grant of share options, restricted share units, performance share units and deferred share units. The cost of equity-settled payment arrangements is recorded based on the estimated fair value at the grant date and charged to earnings over the vesting period.

Each tranche in an award is considered a separate award with its own vesting period and grant date fair value.  Fair value of each tranche is measured at the date of grant using the appropriate pricing model, including Black-Scholes option model for options and Monte Carlo simulation methodology for performance share units.  Compensation expense is recognized over the tranche’s vesting period based on the number of awards expected to vest, by increasing contributed surplus. The number of awards expected to vest is reviewed at least annually with any impact being recognized immediately. Where equity instruments are granted to non-employees, they are recorded at the fair value of the goods or services received in the statement of comprehensive (loss)/income, unless they are related to the issuance of shares.  Amounts related to the issuance of shares are recorded as a reduction of share capital.  When the value of goods or services received in exchange for the share-based payment cannot be reliably estimated, the fair value is measured by use of a valuation model.

Newly Adopted Accounting Standards and Amendments

Several amendments to accounting standards became effective in 2020, which did not have a significant impact on the Company’s financial statements.

New IFRS pronouncements issued but not yet effective to these financial statements are noted below.

Amendments to IAS 16 – Property, Plant and Equipment – proceeds before intended use. In May 2020, the IASB issued amendments to IAS 16, Property, Plant and Equipment (IAS 16). The amendments prohibit a company from deducting from the cost of property, plant and equipment amounts received from selling items produced while the company is preparing the asset for its intended use. A company will be required to recognize these sales proceeds and related costs in earnings. These amendments become effective for annual reporting periods beginning on or after January 1, 2022, and will apply retrospectively to items of property, plant and equipment that are available for use after the beginning of the earliest period presented in the financial statements in which the entity first applies the amendments.  The Company expects this amendment will impact the accounting by its associate, Minera Exar, for the commencement of operations at the Cauchari-Olaroz project.

17

LITHIUM AMERICAS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2020

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

4.	CASH AND CASH EQUIVALENTS

	December 31, 2020	December 31, 2019
	$	$
Cash	148,070	53,894
Short-term bank deposits	-	29,720
	148,070	83,614

As at December 31, 2020, $3,165 of cash was held in Canadian dollars (December 31, 2019 – $388), $144,905 of cash was held in US dollars (December 31, 2019 – $1,011). As at December 31, 2019, the Company’s $52,495 share of Joint Operation’s cash was held in US dollars. Cash balances earn interest between 0.25%-1.3%. Short-term bank deposits in 2019 were held in US dollars and earned interest between 1.0%-2.81%.

5.	INVESTMENT IN CAUCHARI-OLAROZ PROJECT

As at December 31, 2020, the Company and Ganfeng are 49% and 51% shareholders, respectively, in Minera Exar, the company that holds the Cauchari-Olaroz project located in the Jujuy province of Argentina. In addition, the Company and Ganfeng are 49% and 51%, respectively, shareholders in Exar Capital B.V. (“Exar Capital”), the company in the Netherlands that provides financing to Minera Exar for the purpose of advancing the construction of the Cauchari-Olaroz project (the investment in Minera Exar and Exar Capital together, the “Investment in Cauchari-Olaroz project”). Minera Exar and Exar Capital are now accounted for using the equity method of accounting. The Company and Ganfeng manage the Cauchari-Olaroz project with a shareholders’ agreement in place regulating key aspects of governance of the project.

2020 Cauchari Transaction

On August 27, 2020, the Company closed a transaction with Ganfeng whereby Ganfeng subscribed, through a wholly-owned subsidiary, for newly issued shares of Minera Exar, for cash consideration of $16,327, increasing its interest in the Cauchari-Olaroz project from 50% to 51%, with Lithium Americas holding the remaining 49% interest.

In addition, the Company and Ganfeng restructured Exar Capital to reflect the parties’ 51%/49% proportionate ownership of Minera Exar. As part of this restructuring, Ganfeng provided $40,000 to Exar Capital in non-interest-bearing loans, repayable in 2029 (with a right for an additional one-year extension) and contributed $689 to Exar Capital’s equity to increase its interest from 37.5% to 51%. Proceeds of the loans from Ganfeng were used by Exar Capital to repay $40,000 of loans owed to Lithium Americas (the Minera Exar and Exar Capital transactions together, the “2020 Cauchari Transaction”).

Upon closing of the 2020 Cauchari Transaction, Ganfeng became the controlling shareholder of Minera Exar and Exar Capital while Lithium Americas received fulsome minority shareholder protective rights. The Company retains 49% interest and significant influence over Minera Exar and Exar Capital and as a result, is equity accounting for these investments from closing of the 2020 Cauchari Transaction.

2019 Project Investment

On August 16, 2019, the Company closed a transaction agreement whereby Ganfeng agreed to subscribe, through a wholly-owned subsidiary, for 141,000 newly issued shares of Minera Exar, for cash consideration of $160,000 (such transaction, the “2019 Project Investment”). As a result, Ganfeng increased its direct interest in Minera Exar from 37.5% to 50%, and diluted Lithium Americas’ interest from 62.5% to 50%. The Company’s and Ganfeng’s pre-existing interests in Exar Capital of 62.5% and 37.5% respectively remained unchanged.

18

LITHIUM AMERICAS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2020

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

5.	INVESTMENT IN CAUCHARI-OLAROZ PROJECT (continued)

On closing of the 2019 Project Investment, Minera Exar repaid an $8,000 loan made by the Company, together with accrued but unpaid interest thereon.

Beginning on August 16, 2019, and until closing of the 2020 Cauchari Transaction on August 27, 2020, the Company accounted for its investments in Minera Exar and Exar Capital as a Joint Operation and recognized its share of the assets and liabilities of Minera Exar and Exar Capital.

Loans to Minera Exar and Exar Capital B.V.

The Company has entered into the following loan agreements with Minera Exar and Exar Capital to fund construction of the Cauchari-Olaroz project. Changes on the loans’ balances are summarized below:

$
Loans to Minera Exar and Exar Capital, as at December 31, 2018	12,609
Accrued interest	3,791
Loans by the Company to Exar Capital	66,250
Initial difference between the face value and the fair value of loans to Exar Capital	(37,423)
Repayment of loan to Minera Exar and accumulated interest thereon	(8,778)
Loans from the Company to Exar Capital prior to the 2019 Project Investment	36,449
Elimination of loans as a result of Joint Operation accounting	(21,731)
Share of loans from Exar Capital to Minera Exar	23,241
Loans to Joint Operation, as at December 31, 2019	37,959
Loans by the Company to Exar Capital	14,500
Initial difference between the face value and the fair value of loans to Exar Capital	(7,746)
Elimination of loans as a result of Joint Operation accounting	(3,377)
Accrued interest	3,337
Loans to Minera Exar and Exar Capital prior to the 2020 Cauchari Transaction	44,673
Loans by the Company to Exar Capital after the 2020 Cauchari Transaction	14,700
Initial difference between the face value and the fair value of loans to Exar Capital	(7,265)
Reversal of elimination of loans as a result of the 2020 Cauchari Transaction	28,132
Derecognition of share of loans from Exar Capital to Minera Exar as a result of the 2020 Cauchari Transaction	(26,368)
Repayment of loans as a result of the 2020 Cauchari Transaction	(40,000)
Gain on early repayment of the $40,000 loans	19,608
Accrued interest	1,082
Loans from the Company to Exar Capital, as at December 31, 2020	34,562

Loans by the Company and Ganfeng to Exar Capital are non-interest bearing.

During the year ended December 31, 2020, prior to closing of the 2020 Cauchari Transaction, Ganfeng and the Company each provided a $14,500 non-interest bearing loan to Exar Capital to fund their respective 50% shares of Cauchari-Olaroz construction costs. After closing of the 2020 Cauchari Transaction the Company provided a $14,700 and Ganfeng provided a $15,300 non-interest bearing loan to Exar Capital to fund their respective 49% and 51% shares of the Cauchari-Olaroz construction costs. The Company accounts for loans initially at fair value and subsequently at amortized cost.

19

LITHIUM AMERICAS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2020

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

5.	INVESTMENT IN CAUCHARI-OLAROZ PROJECT (continued)

The fair value of the loans at inception was calculated using the discounted cash flow valuation method applying market interest rates. The difference between the face value and the fair value of the loans provided after closing of the 2020 Cauchari Transaction of $7,265 was recognized as part of Investment in Cauchari-Olaroz project.

Upon closing of the 2020 Cauchari Transaction, the Company became a minority shareholder and changed the method of accounting for Minera Exar and Exar Capital. The Company ceased to record its share of assets and liabilities of Minera Exar and Exar Capital and now accounts for its Investment in Cauchari-Olaroz project under the equity method. As a result, the Company reversed the elimination of loans from the Company to Exar Capital and derecognized its share of the loans from Exar Capital to Minera Exar.

Prior to closing of the 2020 Cauchari Transaction, under joint operation accounting, all loans from the Company and Ganfeng to Exar Capital (which have a maturity of 7 years) were classified as long-term liabilities and recorded at fair value reflecting the perspective of the shareholders who control the timing of repayment. Post transaction closing, under the equity method, the loans are classified as current liabilities and are measured from an Exar Capital perspective at face value given that, according to the terms of the loan agreements, the Company and Ganfeng can by a unanimous decision demand early repayment of such loans, and Exar Capital does not have an unconditional right to defer repayment.

As a result of the transition from joint operation accounting to the equity method, the effect of discounting on these non-interest bearing loans was reversed, with $9,608 related to the loans repaid to Lithium Americas in the period included as part of the transaction gain in the statement of comprehensive loss with the balance of the loss of $38,103 recorded directly to deficit within shareholders equity because it is a measurement change arising solely from the change in accounting method.

Gain on the 2020 Cauchari Transaction

Upon closing of the 2020 Cauchari Transaction, the Company recognized a $288 gain which was calculated as follows:

$
Company’s 49% share of the $16,327 increase in Minera Exar’s share capital	8,000
Company’s 49% share of the $689 increase in Exar Capital’s share capital	338
Gain on early repayment of the $40,000 loans	19,608
Reversal of the effect of discounting of the $40,000 loans	(9,608)
Carrying values of the Company’s diluted share of Investment in Minera Exar and Exar Capital	(18,050)
Gain on the 2020 Cauchari Transaction	288

20

LITHIUM AMERICAS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2020

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

5.	INVESTMENT IN CAUCHARI-OLAROZ PROJECT (continued)

Investment in Cauchari-Olaroz Project

Upon closing of the 2020 Cauchari Transaction, the Company accounts for its investments in Cauchari-Olaroz project using the equity method. As a matter of accounting policy, consistently applied with previous transactions, the Company recorded its retained interest in Minera Exar and Exar Capital at cost on transition to the equity method.

	Minera Exar S.A.	Exar Capital B.V.	Total
	$	$	$
Recognition of Investment in Cauchari-Olaroz project	119,537	2,287	121,824
Contribution to Investment in Cauchari-Olaroz project	853	7,265	8,118
Share of income of Cauchari-Olaroz project	2,113	4,200	6,313
Elimination of unrealized gain on intercompany transactions	-	(4,861)	(4,861)
Investment in Cauchari-Olaroz project, as at December 31, 2020	122,503	8,891	131,394

Investment in Joint Venture

Prior to the closing of the Project Investment on August 16, 2019, Minera Exar and Exar Capital were accounted for as a joint venture using the equity method and during the year ended December 31, 2019, the Company recognized a $3,648 share of income of the joint venture.

The following amounts represent the amounts presented in the financial statements of Minera Exar. They have been amended to reflect modifications for differences in accounting policies.

December 31, 2020
$
Current assets
Cash and cash equivalents	752
Other current assets	7,397
Total current assets	8,149
Non-current assets	512,990
Current liabilities	(20,458)
Non-current liabilities	(273,050)
Net assets	227,631

December 31, 2020
$
Other expenses	(1,893)
Deferred tax recovery	4,342
Net income	2,449

21

LITHIUM AMERICAS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2020

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

5.	INVESTMENT IN CAUCHARI-OLAROZ PROJECT (continued)

The following amounts represent the amounts presented in the financial statements of Exar Capital B.V.

December 31, 2020
$
Current assets
Cash and cash equivalents	10,769
Other current assets	3,126
Total current assets	13,895
Non-current assets – loans granted to Minera Exar S.A.	267,222
Current liabilities – loans from Lithium Americas and Ganfeng	(230,906)
Other current liabilities	(1,000)
Other non-current liabilities	(5,284)
Net assets	43,927

Loans from Lithium Americas and Ganfeng are presented as current liabilities in Exar Capital B.V. In accordance with the terms of the loan agreements, the loans can be called at any time by unanimous agreement of Lithium Americas and Ganfeng.

Summarized statement of loss from operations	December 31, 2020
$
Interest income on loans from Minera Exar S.A.	26,258
Withholding tax expense	(2,973)
General and administrative expenses	(457)
Net income	22,828

Reconciliation of Summarized Financial Information to Carrying Value:

	Minera Exar S.A.	Exar Capital B.V.
	$	$
Net assets, December 31, 2020	227,631	43,927
Company’s share of net assets (49%)	111,539	21,524
Interest capitalized while proportionally consolidated	7,240	-
Elimination of unrealized gain on intercompany transactions and other, cumulative	-	(19,898)
Joint Venture expenditures incurred by the Company net of eliminations	3,724	-
Difference between the face value and the fair value of loans to Exar Capital B.V.	-	7,265
Carrying value	122,503	8,891

Minera Exar’s Commitments and Contingencies

As at December 31, 2020, Minera Exar has the following commitments and contingencies (Company’s 49% share):

•	Annual royalty of $98 due in May of every year and expiring in 2041;

22

LITHIUM AMERICAS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2020

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

5.	INVESTMENT IN CAUCHARI-OLAROZ PROJECT (continued)

•

Aboriginal programs agreements with seven communities located in the Cauchari-Olaroz project area have terms from five to thirty years. The annual fees due are $127 in 2021, $190 in 2022 and $218 between 2023 and 2061, assuming that these agreements will be extended for the life of the project. The annual fees are subject to change. Minera Exar’s obligations to make the payments are subject to continued development of the project and commencement and continuation of production operations on the project.

•	Commitments related to contracts for construction of evaporation ponds and other construction contracts of $4,372.

Los Boros Option Agreement

On September 11, 2018, Minera Exar exercised a purchase option agreement (“Option Agreement”) with Grupo Minero Los Boros (“Los Boros”), entered into on March 28, 2016, for the transfer of title to Minera Exar of certain mining properties that comprised a portion of the Cauchari-Olaroz project.

Under the terms of the Option Agreement, Minera Exar paid $100 upon signing and exercised the purchase option for the total consideration of $12,000 to be paid in sixty quarterly installments of $200. The first installment becomes due upon occurrence of one of the following two conditions, whichever comes first: (i) the third anniversary of the purchase option exercise date, being September 11, 2021; or (ii) the beginning of commercial exploitation with a minimum production of 20,000 tons of lithium carbonate equivalent. As security for the transfer of title of the mining properties, Los Boros granted to Minera Exar a mortgage over those mining properties for $12,000. In accordance with the Option Agreement, on November 27, 2018, Minera Exar paid Los Boros a $300 royalty which was due within 10 days of the commercial plant construction start date.

According to the Option Agreement, a 3% net profit interest royalty will have to be paid to Los Boros by Minera Exar for 40 years, payable in Argentinian pesos, annually within the 10 business days after calendar year end.

Minera Exar can cancel the first 20 years of net profit interest royalties in exchange for a one-time payment of $7,000 and the next 20 years for an additional payment of $7,000.

JEMSE Arrangement

During 2012, to comply with Province of Jujuy regulations regarding government participation in mineral projects, Minera Exar entered into a letter of intent with and granted a conditional right to Jujuy Energia y Mineria Sociedad del Estado (“JEMSE”), a mining investment company owned by the government of Jujuy Province in Argentina, to acquire an 8.5% equity interest in Minera Exar for one US dollar and the provision of management services as required to develop the project.

Upon closing of the 2020 Cauchari Transaction, Minera Exar and JEMSE entered into a definitive agreement, which allows JEMSE to exercise its ownership right to 8.5% interest in Minera Exar and, among other items, provides for JEMSE to reimburse its pro rata (8.5%) share of the equity financing for the construction of the Cauchari-Olaroz project to the Company and Ganfeng through the assignment of one-third of the dividends otherwise payable to JEMSE in future periods.

The annual distribution of dividends from Minera Exar to all shareholders including JEMSE, will only be considered once all of Minera Exar’s annual commitments related to the project’s debt have been met.

23

LITHIUM AMERICAS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2020

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

6.	PROPERTY, PLANT AND EQUIPMENT

	Cauchari-Olaroz[1]	Land	Buildings	Equipment and machinery	Organoclay plant	Other[2]	Total
	$	$	$	$	$	$	$
Cost
As at December 31, 2018	-	386	2,143	5,066	11,471	823	19,889
IFRS 16 adoption adjustments	-	-	-	-	-	296	296
Restated balance at January 1, 2019	-	386	2,143	5,066	11,471	1,119	20,185
50% of Minera Exar fixed assets	124,752	-	-	-	-	-	124,752
Additions	31,447	-	-	526	-	1,046	33,019
Capitalization of interest	2,110	-	-	-	-	-	2,110
Disposal of fixed assets	-	-	-	-	-	(60)	(60)
Reclassification to assets held for sale	-	(386)	(2,143)	(4,641)	(11,471)	(216)	(18,857)
As at December 31, 2019	158,309	-	-	951	-	1,889	161,149
Additions	59,853	-	-	247	-	283	60,383
Capitalization of interest	5,132	-	-	-	-	-	5,132
Deconsolidation of Minera Exar fixed assets	(223,294)	-	-	-	-	-	(223,294)
Disposals	-	-	-	-	-	(83)	(83)
Foreign exchange	-	-	-	-	-	19	19
As at December 31, 2020	-	-	-	1,198	-	2,108	3,306

	Cauchari-Olaroz[1]	Land	Buildings	Equipment and machinery	Organoclay plant	Other[2]	Total
	$	$	$	$	$	$	$
Accumulated depreciation
As at December 31, 2018	-	-	835	1,859	11,471	301	14,466
50% of Minera Exar’s accumulated depreciation	1,260	-	-	-	-	-	1,260
Depreciation for the year	195	-	75	425	-	431	1,126
Disposals of fixed assets	-	-	-	-	-	(50)	(50)
Reclassification to assets held for sale	-	-	(910)	(2,087)	(11,471)	(109)	(14,577)
As at December 31, 2019	1,455	-	-	197	-	573	2,225
Depreciation for the period	279	-	-	274	-	380	933
Deconsolidation of Minera Exar fixed assets	(1,734)	-	-	-	-	-	(1,734)
Disposals	-	-	-	-	-	(53)	(53)
As at December 31, 2020	-	-	-	471	-	900	1,371

	Cauchari-Olaroz[1]	Land	Buildings	Equipment and machinery	Organoclay plant	Other[2]	Total
	$	$	$	$	$	$	$
Net book value
As at December 31, 2019	156,854	-	-	754	-	1,316	158,924
As at December 31, 2020	-	-	-	727	-	1,208	1,935

1 Before the 2020 Cauchari Transaction closed, includes the Company’s 50% share of the Cauchari-Olaroz project construction costs and project-related costs incurred directly by the Company (Note 5).

2 Other category includes right of use assets with $1,369 cost and $499 accumulated depreciation as at December 31, 2020.

24

LITHIUM AMERICAS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2020

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

7.	EXPLORATION AND EVALUATION ASSETS

Exploration and evaluation assets relating to the Thacker Pass project were as follows:

	December 31, 2020	December 31, 2019
	$	$
Acquisition costs
Balance, beginning	3,852	3,540
Additions	490	560
Write offs	-	(248)
Total exploration and evaluation assets	4,342	3,852

The Company has the following commitments to make future royalty and other payments on the Thacker Pass project. These amounts will only be payable if the Company continues to hold the subject claims in the future and the royalties will only be incurred if the Company starts production from the Thacker Pass project.

•	20% royalty on revenue solely in respect of uranium;
•

8% gross revenue royalty on all claims up to a cumulative payment of $22,000. The royalty will then be reduced to 4% for the life of the project. The Company has the option at any time to reduce the royalty to 1.75% upon payment of $22,000;

•	Option payments of $160.5 payable in 2021, $137.5 in 2022, and $2,887.5 in 2023 to purchase water rights.

8.	LONG-TERM BORROWINGS

	December 31 2020	December 31 2019
	$	$
Current portion of long-term borrowings
Accrued interest	3,056	2,662
Other liabilities	494	449
	3,550	3,111
Long-term borrowings
Credit facility (net of financing costs)	95,068	83,043
Limited Recourse Loan Facility	26,153	-
Share of Joint Operation borrowings	-	28,845
Other liabilities	5,719	5,222
	126,940	117,110
	130,490	120,221

Credit Facility

During the year ended December 31, 2020, the Company drew $12,000 on its $205,000 senior credit facility, comprised of $7,800 from Ganfeng and $4,200 from BCP Innovation Pte Ltd. (“Bangchak”). The total drawn under the facility as at December 31, 2020, was $95,750. The credit facility has a term of six years from August 8, 2018, with an interest rate of 8.0% for the first three years that increases to 8.5% in year four, 9.0% in year five and 9.5% in year six. Repayments of borrowings made under the credit facility must start on August 8, 2022, being the fourth anniversary of the first drawdown date, in an amount equal to 75% of Minera Exar’s Free Cash Flow (as defined in the credit facility agreement).

25

LITHIUM AMERICAS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2020

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

8.	LONG-TERM BORROWINGS (continued)

As security for the facility, the Company granted to the lenders a first priority security interest in all assets except those that represent its ownership interest in the Cauchari-Olaroz project. In consideration for Bangchak providing its consent to the 2019 Project Investment, following the Company’s approval of the expansion of the stated production capacity of the Cauchari-Olaroz project from its previously targeted production of 25,000 tonnes per annum (“tpa”) to 40,000 tpa and entry into an amended off-take agreement with Bangchak, the Company provided incremental off-take rights in favour of Bangchak to acquire up to an additional 3,500 tpa of lithium carbonate, up to an aggregate maximum of 6,000 tpa of lithium carbonate (at a 40,000 tpa project capacity) at market prices. In addition, the consent includes a commitment from Bangchak to provide up to $50,000 of additional debt financing on substantially the same terms as the Company’s existing senior credit facility, however, the proceeds of such financing will be available for general corporate purpose.

Should the Company elect to pursue this additional debt financing in the future, such financing will be subject to negotiation of definitive documentation and consent of the Company’s other lender, Ganfeng, under its senior credit and subordinated loan agreements. There can be no assurances that the Company will be able to realize on such additional debt financing, including the terms and timing thereof.

Limited Recourse Loan Facility

In October 2018, Ganfeng provided Lithium Americas with a $100,000 unsecured, limited recourse, subordinated loan facility (the “Limited Recourse Loan Facility”) bearing an interest rate of 6-month LIBOR plus 5.5% (subject to an aggregate maximum interest rate of 10% per annum). The loan facility is repayable in an amount of 50% of Minera Exar’s Free Cash Flows (as defined in the credit facility agreement).

Repayment will start once the Company’s obligations with respect to the repayments of the $205,000 senior credit facility are met. As at December 31, 2020, the Company had drawn $20,000 on the $100,000 Limited Recourse Loan Facility to fund the development expenditures on the Cauchari-Olaroz project and an additional $4,708 to fund the payment of interest under the $205,000 senior credit facility. Accrued interest under the facility, included in long-term liabilities, was $1,446 as at December 31, 2020.

The $205,000 senior credit facility and the Limited Recourse Loan Facility contain operating and reporting covenants, which the Company was in compliance with as at December 31, 2020.

Joint Operation Borrowings

Upon closing of the 2020 Cauchari Transaction, the Company changed the accounting method and derecognized its 62.5% share of Exar Capital loans received from Ganfeng (Note 5).

Other Liabilities

Other liabilities consist of lease liabilities and the $4,830 mining contractor liability. During Q2 2019, Lithium Nevada entered into a mining design, consulting and mining operations agreement with a mining contractor for its Thacker Pass project. According to the agreement, Lithium Nevada received $3,500 from the mining contractor in seven consecutive equal quarterly instalments, of which $1,500 was received in 2019 and $2,000 was received in 2020. Lithium Nevada will pay a success fee to the mining contractor of $4,650 payable upon achieving commercial mining milestones or repay $3,500 without interest if a final project construction decision is not made by 2024.

26

LITHIUM AMERICAS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2020

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

9.	EQUITY COMPENSATION

Equity Incentive Plan

The Company has an equity incentive plan (“Plan”) in accordance with the policies of the TSX whereby, from time to time, at the discretion of the Board of Directors, eligible directors, officers, employees and consultants are: (1) granted incentive stock options exercisable to purchase common shares (“Stock Options”); (2) awarded restricted share units (“RSUs”) and performance share units (“PSUs”) that, subject to a recipient’s deferral right in accordance with the Income Tax Act (Canada), convert automatically into common shares upon vesting; and (3) for independent directors, awarded deferred share units (“DSUs”) which the directors are entitled to redeem for common shares upon retirement or termination from the Board.  During the year ended December 31, 2020, the Company amended the Plan from a “rolling 10% plan” to a “fixed plan” pursuant to which the aggregate number of common shares to be issued shall not exceed 16% of the Company’s issued and outstanding common shares as of April 1, 2020 of 14,400,737 shares. The exercise price of each stock option is based on the fair market price of the Company’s common shares at the time of the grant. The options can be granted for a maximum term of five years.

Restricted Share Units (in thousands)

During the year ended December 31, 2020, the Company granted 810 (2019 – 955) RSUs to its executive officers, consultants and employees. The total estimated fair value of the RSUs was $2,247 (2019 - $4,613) based on the market value of the Company’s shares on the grant date. As at December 31, 2020, there was $667 (2019 - $1,525) of total unrecognized compensation cost relating to unvested RSUs. During the year ended December 31, 2020, stock-based compensation expense related to RSUs of $4,669 was charged to operating expenses (2019 - $2,252) out of which $1,658 was included in payables pending issuance of the RSUs.

A summary of changes to the number of outstanding RSUs is as follows:

Number of RSUs (in 000’s)
Balance, RSUs outstanding as at December 31, 2018	1,668
Converted into common shares	(206)
Granted	955
Forfeited	(20)
Cancelled	(9)
Balance, RSUs outstanding as at December 31, 2019	2,388
Converted into Common shares	(886)
Granted	810
Forfeited	(22)
Balance, RSUs outstanding as December 31, 2020	2,290

27

LITHIUM AMERICAS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2020

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

9.	EQUITY COMPENSATION (continued)

Deferred Share Units (in thousands)

During the year ended December 31, 2020, the Company granted 121 DSUs (2019 – 135) with the total estimated fair value of $468 (2019 – $458) to the Company’s independent directors in lieu of cash payments of directors’ fees.

Number of DSUs (in 000’s)
Balance, DSUs outstanding as at December 31, 2018	128
Granted	135
Converted into common shares	(35)
Balance, DSUs outstanding as at December 31, 2019	228
Granted	121
Converted into common shares	(131)
Balance, DSUs outstanding as at December 31, 2020	218

Stock Options (in thousands)

No stock options were granted by the Company during the year ended December 31, 2020 (2019 – Nil). Stock options outstanding and exercisable as at December 31, 2020 are as follows:

Range of Exercise Prices CDN$	Number outstanding and exercisable as at December 31, 2020 (in 000’s)	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price CDN$
$1.50-$2.35	476	0.2	2.35
$4.55 - $5.00	649	1.3	4.90
$8.05 - $11.07	1,178	1.7	8.18
	2,303	1.3	6.05

A summary of changes to stock options outstanding is as follows:

	Number of Options (in 000’s)	Weighted Average Exercise Price, (CDN$)
Balance, stock options outstanding as at December 31, 2018	5,152	5.02
Exercised	(1,203)	(2.60)
Expired	(218)	(6.41)
Balance, stock options outstanding as at December 31, 2019	3,731	5.94
Exercised	(1,233)	(5.19)
Expired	(195)	(8.99)
Balance, stock options outstanding as at December 31, 2020	2,303	6.05

Weighted average share price at the time of exercise of options during the year ended December 31, 2020, was CAD$12.57 (2019 – CAD$4.73)

28

LITHIUM AMERICAS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2020

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

9.	EQUITY COMPENSATION (continued)

During the year ended December 31, 2020, equity compensation expense related to stock options of $Nil (2019 - $239) was charged to operations.

Performance Share Units (“PSUs”) (in thousands)

No PSUs were granted by the Company during the year ended December 31, 2020 (2019 – 323). As at December 31, 2020, there was $1,613 (2019 - $3,398) of total unrecognized compensation cost relating to unvested PSUs.

During the year ended December 31, 2020, equity compensation expense related to PSUs of $1,957 was charged to operating expenses (2019 - $1,628).

A summary of changes to the number of outstanding PSUs is as follows:

Number of PSUs (in 000’s)
Balance, PSUs outstanding as at December 31, 2018	699
Forfeited	(12)
Granted	323
Balance, PSUs outstanding as at December 31, 2019	1010
Cancelled	(11)
Balance, PSUs outstanding as at December 31, 2020	999

10.	RELATED PARTY TRANSACTIONS

Minera Exar, the Company’s 49%-owned equity-accounted investee, has entered into the following transactions with companies controlled by the family of its President, who is also a director of Lithium Americas:

-

Los Boros Option Agreement, entered into with Grupo Minero Los Boros on March 28, 2016, for the transfer to Minera Exar of title to certain mining properties that comprised a portion of the Cauchari-Olaroz project (refer to Note 5).

-	Construction services contract for Cauchari-Olaroz project with Magna Construcciones S.R.L., the Company’s 49% share of which was $1,943 paid during the year ended December 31, 2020.

During the year ended December 31, 2020, the Company’s 49% share of director’s fees paid by Minera Exar to its President, who is also a director of Lithium Americas, was $36 (2019 - $37). Subsequent to the year ended December 31, 2020, the Company paid $646, of which $300 was paid in cash and $346 in RSUs, to a former President, South American operations, who is also a director of Lithium Americas, in accordance with his employment agreement. The parties entered into a 12-months advisory consulting agreement with a monthly fee of $14 and agreed that no director fees will be paid for the duration of this agreement.

The amounts due to related parties arising from such transactions are unsecured, non-interest bearing and have no specific terms of payment. Transactions with Ganfeng, a related party of the Company by virtue of its position as a shareholder and a lender to the Company, are disclosed in Notes 5, 8 and 19.

29

LITHIUM AMERICAS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2020

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

10.	RELATED PARTY TRANSACTIONS (continued)

Compensation of Key Management

Key management includes the directors of the Company and the executive management team. The remuneration of directors and members of the executive management team was as follows:

	December 31, 2020 $	December 31, 2019 $
Equity compensation	3,761	2,731
Salaries, bonuses, benefits and directors’ fees included in general and administrative expenses	2,684	2,565
Salaries, bonuses and benefits included in exploration expenditures	450	369
Salaries and benefits capitalized to Investment in Cauchari-Olaroz project	767	708
	7,662	6,373

	December 31 2020	December 31 2019
	$	$
Total due to directors and executive team	1,676	357

11.	GENERAL AND ADMINISTRATIVE EXPENSES

The following table summarizes the Company’s general and administrative expenses:

	December 31 2020	December 31 2019
	$	$
Salaries, benefits and directors’ fees	4,475	3,657
Office and administration	1,360	941
Professional fees	1,073	955
Regulatory and filing fees	277	235
Travel	27	444
Investor relations	303	227
Depreciation	198	233
	7,713	6,692

12.	EXPLORATION EXPENDITURES

The following table summarizes the Company’s exploration expenditures related to Thacker Pass and other project expenditures:

	December 31, 2020 $	December 31, 2019 $

Engineering	9,605	1,063
Consulting and salaries	4,525	5,574
Permitting and environmental	2,196	227
Field supplies and other	494	757
Depreciation	454	371
Drilling and geological expenses	452	533
Total exploration expenditures	17,726	8,525

30

LITHIUM AMERICAS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2020

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

13.	SEGMENTED INFORMATION

The Company operates in three operating segments and three geographical areas. The Thacker Pass project is in the exploration stage and the Cauchari-Olaroz project is in the development stage. From August 16, 2019 to August 27, 2020, the Cauchari-Olaroz project was accounted for as a joint operation; prior to this period, it was accounted for as a joint venture using the equity method. Upon closing of the 2020 Cauchari Transaction, the project is accounted for using the equity method (Note 5). The organoclay segment is classified as a discontinued operation.

The Company’s reportable segments are summarized in the following tables:

	Organoclay $	Thacker Pass $	Cauchari- Olaroz $	Corporate $	Total $
As at December 31, 2020
Property, plant and equipment	-	1,175	-	760	1,935
Assets held for sale	3,926	-	-	-	3,926
Exploration and evaluation assets	-	4,342	-	-	4,342
Total assets	4,169	6,437	131,394	184,723	326,723
Total liabilities	(552)	(7,000)	-	(128,468)	(136,020)
For the year ended December 31, 2020
Property, plant and equipment additions		507	64,985	23	65,515
Loss from discontinued operations	(1,013)	-	-	-	(1,013)
Net loss	(1,013)	(18,123)	(767)	(16,331)	(36,234)
Exploration expenditures	-	(16,794)	(932)	-	(17,726)
Depreciation	-	(484)	(279)	(170)	(933)

	Organoclay $	Thacker Pass $	Cauchari- Olaroz $	Corporate $	Total $
As at December 31, 2019
Property, plant and equipment	-	1,147	156,854	923	158,924
Assets held for sale	4,279	-	-	-	4,279
Exploration and evaluation assets	-	3,852	-	-	3,852
Total assets	5,621	5,817	248,821	33,540	293,799
Total liabilities	(1,207)	(3,325)	(42,431)	(87,215)	(134,178)
For the year ended December 31, 2019
Property, plant and equipment additions	23	736	31,447	813	33,019
Loss from discontinued operations	(2,193)	-	-	-	(2,193)
Net (loss)/income	(2,193)	(9,462)	3,035	60,285	51,665
Exploration expenditures	-	(8,525)	-	-	(8,525)
Depreciation	(326)	(379)	(195)	(226)	(1,126)

31

LITHIUM AMERICAS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2020

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

13.	SEGMENTED INFORMATION (continued)

The Company’s non-current assets and revenues of the discontinued operation are segmented geographically as follows:

	Canada $	United States $	Argentina $	Total $
Non-current assets (1)
As at December 31, 2020	760	5,517	131,394	137,671
As at December 31, 2019	923	5,000	156,853	162,776
Revenue of the discontinued operation
For the twelve months ended December 31, 2020	-	670	-	670
For the twelve months ended December 31, 2019	-	5,348	-	5,348

1Non-current assets attributed to geographical locations exclude deferred income tax assets and financial and other assets.

14.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Supplementary disclosure of the Company’s non-cash transactions is provided in the table below:

	December 31, 2020	December 31, 2019
	$	$
Accounts payable related to property, plant and equipment	-	29
Accounts payable related to inventories	-	357
Accounts payable related to financings	80	78

	December 31, 2020	December 31, 2019
	$	$
Assets acquired under lease agreements	298	1,197
Interest paid	7,318	3,194
Income taxes paid	-	-

32

LITHIUM AMERICAS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2020

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

15.	INCOME TAXES

Income tax recognized in profit or loss is comprised of the following:

	December 31, 2020 $	December 31, 2019 $
Withholding taxes accrued (i)	1,219	1,445
Current income tax	-	-
Tax expense (recovery)	1,219	1,445
i)	Estimated accrued foreign withholding taxes of $1,219 at December 31, 2020 (2019 - $1,445) are payable when interest from intercompany loans between the Company and its Joint Operation is received.

A reconciliation of income taxes at Canadian statutory rates with reported taxes is as follows:

	December 31, 2020 $	December 31, 2019 $

(Loss)/Income from continuing operations before tax	(34,002)	55,303
Loss from discontinued operations	(1,013)	(2,193)
	(35,015)	53,110

Statutory tax rate	27%	27%

Expected income tax expense/(recovery) at statutory tax rate	(9,454)	14,340

Items not taxable for income tax purposes	288	(369)
Gain on dilution of interest in Joint Venture	-	(20,113)
Initial recognition of temporary differences on investment in Cauchari-Olaroz project	10,931	-
Recognition of previously unrecognized deductible temporary differences on loans to Exar Capital	(4,126)	-
Effect of higher tax rate in foreign jurisdiction	1,185	1,034
Withholding taxes	1,219	1,445
Change in unrecognized deferred tax assets and other	1,176	5,108
Tax expense	1,219	1,445

33

LITHIUM AMERICAS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2020

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

15.	INCOME TAXES (Continued)

The significant components of the Company's deferred tax assets and liabilities are as follows:

	December 31, 2020 $	December 31, 2019 $
Deferred tax assets:
Tax loss carryforwards	34,976	29,308
Loans to Exar Capital	4,487	-
Exploration and evaluation assets	584	170
Financing costs	661	112
Capital assets	1,308	1,707
Other	851	3,190
Deferred tax assets	42,867	34,487

Deferred tax liabilities:
Capital assets	-	(3,749)
Investment in Cauchari-Olaroz project	(11,713)	-
Other	(1,190)	(270)
Deferred tax liabilities	(12,903)	(4,019)

Unrecognized deferred tax assets	29,964	30,468

The Company has non-capital loss carryforwards in Canada of CDN$82,000 (2019 - CDN$61,000) expiring between 2027 – 2039 and in the US of approximately $83,000 (2019 - $64,000) some of which expire in 2029 and some of which have no fixed date of expiry which are available to reduce taxable income in Canada and the US, respectively.

34

LITHIUM AMERICAS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2020

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

16.	FINANCIAL INSTRUMENTS

Financial instruments recorded at fair value on the consolidated statements of financial position and presented in fair value disclosures are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements.  The fair value hierarchy has the following levels:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for assets or liabilities, either directly or indirectly; and

Level 3 – Inputs for assets and liabilities that are not based on observable market data.

The fair value hierarchy requires the use of observable market inputs whenever such inputs exist.  A financial instrument is classified in the lowest level of the hierarchy for which a significant input has been considered in measuring fair value. The Company did not have any financial instruments measured at fair value on the statement of financial position. As at December 31, 2020, the fair value of financial instruments not measured at fair value approximate their carrying value.

The Company may be exposed to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives. The Company manages risks to minimize potential losses. The main objective of the Company’s risk management process is to ensure that the risks are properly identified and that the capital base is adequate in relation to those risks.  The principal risks which impact the Company’s financial instruments are described below.

Credit Risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. Financial instruments that potentially subject the Company to a concentration of credit risk consist primarily of cash, cash equivalents, restricted cash, receivables, and loans to Exar Capital. The Company’s maximum exposure to credit risk for cash, cash equivalents, restricted cash, receivables, and loans to Exar Capital is the amount disclosed in the consolidated statements of financial position. The Company limits its exposure to credit loss by placing its cash and cash equivalents with major financial institutions and invests only in short-term obligations that are guaranteed by the Canadian government or by Canadian and US chartered banks with expected credit losses estimated to be de minimis. The Company and its subsidiaries, including its investee Minera Exar, may from time to time make short-term investments into Argentinian government securities, financial instruments guaranteed by Argentinian banks and other Argentine securities. These investments may or may not realize short term gains or losses.

Management believes that the credit risk concentration with respect to financial instruments included in cash, cash equivalents, receivables and loans to Exar Capital is minimal.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company’s approach to managing liquidity is to evaluate current and expected liquidity requirements under both normal and stressed conditions to estimate and maintain sufficient reserves of cash and cash equivalents to meet its liquidity requirements in the short and long term. As the industry in which the Company operates is very capital intensive, the majority of the Company’s spending or that of its investees is related to its capital programs. The Company prepares annual budgets, which are regularly monitored and updated as considered necessary.

As at December 31, 2020, the Company had a cash and cash equivalents balance of $148,070 to settle current liabilities of $8,754.

35

LITHIUM AMERICAS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2020

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

16.	FINANCIAL INSTRUMENTS (continued)

The following table summarizes the contractual maturities of the Company’s financial liabilities on an undiscounted basis:

			Years ending December 31,
	2021	2022	2023	2024 and later	Total
	$	$	$	$	$
Credit facility¹	7,652	8,139	8,618	139,824	164,233
Accounts payable and accrued liabilities	5,204	-	-	-	5,204
Obligations under office leases¹	317	236	189	219	961
Other obligations¹	241	205	105	4,929	5,480
Total	13,414	8,580	8,912	144,972	175,878

¹Credit facility, Obligations under office leases and Other obligations include principal and interest/finance charges.

Market Risk

Market risk incorporates a range of risks.  Movement in risk factors, such as market price risk and currency risk, affect the fair values of financial assets and liabilities.

Foreign Currency Risk

The Company’s operations in foreign countries are subject to currency fluctuations and such fluctuations may affect the Company’s financial results. The Company reports its financial results in United States dollars (“US$”) and incurs expenditures in Canadian dollars (“CDN$”) and US$ with the majority of the expenditures being incurred in US$ by the Company’s subsidiaries and investees. The Company has a CDN$ functional currency. As at December 31, 2020, the Company held $144,905 in US$ denominated cash and cash equivalents, $34,562 in US$ denominated loans to Exar Capital and has drawn $121,221 under its US$ denominated credit facilities. Strengthening/(weakening) of a US$ exchange rate versus CDN$ by 10% at December 31, 2020, would have resulted in a foreign exchange gain/(loss) for the Company of $5,824.

17.	CAPITAL DISCLOSURE

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration and development of its mineral properties and to maintain a flexible capital structure. The capital structure of the Company consists of long-term borrowings, project debt facilities and equity attributable to common shareholders, comprising issued capital, contributed surplus, and deficit. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.

In order to carry out the planned exploration and development of its projects and pay for administrative costs, the Company will spend its existing working capital, draw on its project debt facilities and the Limited Recourse Loan Facility or raise additional amounts as needed and if available.

We have no significant financial covenants or capital requirements with our lenders or other parties.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.  There were no changes in the Company’s approach to capital management during the year ended December 31, 2020.

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LITHIUM AMERICAS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2020

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

18.	ASSETS HELD FOR SALE AND DISCONTINUED OPERATION

In Q4 2019, the Company’s Board made a strategic decision to wind-up the organoclay business in an orderly fashion, including divesting of its assets. The organoclay business is non-core to the Company’s portfolio of lithium projects.

Organoclay property, plant and equipment is classified as assets held for sale as at December 31, 2020 and is recognized at the lower of its carrying value and fair value less cost to sell. Refer to Note 19 for the details of the sale of the organoclay property, plant and equipment subsequent to year end.

The results from operations for the organoclay business have, together with restated comparatives, been presented as discontinued operations within the Consolidated Statements of Comprehensive Income/(Loss) and the Consolidated Statements of Cash Flows.

	Years ended December 31,
	2020	2019
	$	$
ORGANOCLAY SALES	670	5,348
COST OF SALES
Production costs	(1,277)	(5,867)
Depreciation	(33)	(427)
Total cost of sales	(1,310)	(6,294)
GROSS LOSS	(640)	(946)

EXPENSES
Organoclay research and development	-	(281)
Impairment of Organoclay property, plant and equipment and write-off of other assets	-	(393)
Assets write off	(11)	-
General, administrative, and other	(443)	(573)
	(454)	(1,247)

Other Income	81	-

NET LOSS FROM DISCONTINUED OPERATIONS	(1,013)	(2,193)

Loss per share - basic	(0.01)	(0.02)
Loss per share - diluted	(0.01)	(0.02)

Net cash outflow from discontinued operations	(473)	(673)

Cash outflow from discontinued operations is included in cash flow from operating activities in the statements of cash flows. Discontinued operations have not generated or used cash in investing or financing activities.

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LITHIUM AMERICAS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2020

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

19.	SUBSEQUENT EVENTS

On January 13, 2021, the Company completed the sale of the Organoclay property, plant and equipment for gross proceeds of $4,250.

On January 22, 2021, Lithium Americas closed an underwritten public offering of 18,182 Common Shares, including 2,273 Common Shares following the exercise in full by the underwriters of their over-allotment option. The shares were issued at a price of $22.00 per Common Share for gross proceeds to the Company of approximately $400,000 (approximately $377,000 net proceeds).

In January 2021, the Company received a $4,550 drawdown from its Credit Facility to fund development expenditures on the Cauchari-Olaroz project. In February 2021 the Company paid $3,866 in interest under the Credit Facility.

Subsequent to year end, the Company issued 140 shares as a result of the conversion of 122 stock options into 101 common shares and the conversion of 39 RSUs into 39 common shares. Also, the Company granted 7 DSUs, 162 PSUs and 240 RSUs under its Equity Compensation Plan. PSUs have a three-year vesting period and vest on January 4, 2024. The vesting periods of RSUs vary from immediate vesting to vesting periods of up to 4 years.

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